TRANSOCEAN LTD.
TURMSTRASSE 30, CH-6300
ZUG, SWITZERLAND

August 22, 2016

Karl Hiller

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Transocean Ltd.
Form 10-K for the Fiscal Year ended December 31, 2015; filed February 25, 2016
Form 10-Q for the Fiscal Quarter ended June 30, 2016; filed August 3, 2016
File No. 0-53533

Dear Mr. Hiller:

Following our conversation with the Staff on August 19, 2016, regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated August 8, 2016 (the “Comment Letter”), to the above referenced filings of Transocean Ltd. (the “Company”) and our response dated  August 12 , 2016 filed, via EDGAR, (the “Response”) ,we would like to provide these additional clarifications to our Response.

Company Clarification:

Impact on backlog of early terminations received in 2015:  As mentioned in our Response, we have quantified the impact on our earnings and liquidity of the early termination received in 2015 in the Significant Events section of the Management’s Discussion and Analysis of the 2015 Form 10-K (see page 33), disclosing that “In the year ended December 31, 2015, we recognized revenues of $505 million and received aggregate cash proceeds of $400 million associated with early terminated or cancelled drilling contracts for Discoverer Americas,  Polar Pioneer,  Sedco 714,  Sedco Energy and Transocean Spitsbergen.“

We wish to clarify that all the 2015 contract terminations were reflected in the contract backlog calculation as of February 11, 2016 reported in our 2015 Form 10-K. As a result of these contract terminations, the backlog was reduced by approximately $475 million.

Impact on backlog of early terminations received in 2016:  As mentioned in our Response, for the contracts that were terminated in 2016, we provided in the 2015 Form 10-K a list of the six rigs for which we had received a notice of termination (see page 33), namely Deepwater Champion,  Deepwater Millennium,  Discoverer Deep Seas,  GSF Constellation II,  GSF Development Driller I and Transocean John Shaw. The backlog of the contracts associated with these six rigs represented approximately $420 million, or 2.7% of the total backlog of $15,507 million, as of February 11, 2016 reported in our 2015 Form 10-K (see page 35). We did not deem this percentage to be material to the total backlog being reported as of February 11, 2016.

We would like to highlight that out of the $420 million backlog referred above, we recognized or expect to recognize approximately $270 million, including approximately $40 million of backlog realized through the performance of drilling service subsequent to the notice date, $209 million earned in the 1st quarter of 2016 as early termination fees (as highlighted on the page 29 of our 1st quarter 2016 Form 10-Q) and approximately $20 million expected to be earned later in 2016.

Should we incur a material loss of backlog in future periods due to termination of contracts received after the Fleet Status Report date, but before the date of filing, we would disclose quantitatively the value of the backlog being lost as a result of these early terminations in the “Performance and Other Key Indicators- Contract backlog” section of our filings.

Disclosure of backlog in Form 10-Qs: As mentioned in our Response, the backlog indicated on pages 25 and 24 of our first quarter Form 10-Q and second quarter Form 10-Q, respectively, does not include any backlog related to terminated contracts because the effect of the five early termination received in 2015 and the six early terminations received early in 2016 was already entirely reflected in these quarterly filings. We have not received any other notice of termination since.

In future periods, should we incur a material loss of backlog due to termination of contracts, we will disclose the value of the backlog being eliminated as a result of these early terminations.

For illustration purposes, such proposed disclosure, to be added in future filings, would read as follows when applied to the “Performance and Other Key Indicators- Contract backlog” section of our filings Form 10-Q for the quarterly period ended June 30, 2016: “In the current year period, we received notices of early termination or cancellation of drilling contracts for Deepwater Champion,  Deepwater Millennium,  Discoverer Deep Seas,  GSF Constellation II,  GSF Development Driller I and Transocean John Shaw. As a result of these terminations or cancellations, our contract backlog was reduced by approximately $380 million.  The contract backlog reported as of July 21, 2016, includes no backlog related to terminated or cancelled contracts.”

Closing comments:

We believe that our disclosures in our quarterly filings and Fleet Status Reports are consistent with industry practice and allow the readers and investors to understand our calculation of backlog and expected revenues therefrom.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Mark L. Mey
Executive Vice President, CFO

cc:	David Tonnel, Senior Vice President Supply Chain and Controller
Brady Long, Senior Vice President and General Counsel